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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               ----------------

                              ANGELES PARTNERS XII
                           (Name of Subject Company)

                       ERP OPERATING LIMITED PARTNERSHIP
                                    (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                               ----------------

                                    Copy to:
        Bruce C. Strohm, Esq.                     Don S. Hershman, Esq.
 Equity Residential Properties Trust                  Holleb & Coff
      Two North Riverside Plaza                   55 East Monroe Street
       Chicago, Illinois 60606                   Chicago, Illinois 60606
           (312) 474-1300                            (312) 807-4600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
                 $36,445,170                                     $7,289.03
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
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*  For purposes of calculating the filing fee only. Assumes the purchase of
   44,718 Units at a purchase price equal to $815 per Unit in cash.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $3,287              Filing Party: ERP Operating
                                                             Limited Partnership
  Form or Registration Number: Schedule 14D-1  Date Filed: September 2, 1999
                                                           and amended on
                                                           September 10, 1999



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                       AMENDMENT NO. 2 TO SCHEDULE 14D-1

   This statement (the "Statement") constitutes Amendment No. 2 to the initial
Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase limited partnership interests (the "Units") of Angeles Partners XII (the "Partnership"). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

Items 1-10.

   Expect as follows, incorporated by reference from ERP's Offer to Purchase dated September 2, 1999 and amended on September 10, 1999, the Letter of Transmittal dated September 2, 1999, the Form of Letter to Unitholders dated September 2, 1999, and the Letter from ERP to the Unitholders of the Partnership dated September 10, 1999.

Item 1. Security and Subject Company.

   (b) This Schedule relates to the offer by ERP OPERATING LIMITED PARTNERSHIP ("ERP") to purchase 44,718 Units, subject to certain pro rations, at a purchase price per Unit, net to the Seller, of $815 in cash (less the amount of any distributions declared or made with respect to the Units between August 20, 1999 and October 15, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in ERP's Offer to Purchase, dated September 2, 1999 (the "Offer Date") (as amended or supplemented from time to time, the "Offer to Purchase"), an amendment to the Offer to Purchase dated September 10, 1999, a supplement to the Offer to Purchase dated September 23, 1999 (the "Supplement"), and the related letter of transmittal and instructions thereto (as amended and supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as exhibits as listed below. The Issuer has 44,718 Units issued and outstanding held by approximately, 2,600 holders of Units (the "Unitholders") as of December 31, 1998, according to its Annual Report on Form 10-K.

Item 11. Material to be Filed as Exhibits.


     (a)(1) Offer to Purchase, dated September 2, 1999 (previously filed).
     (a)(2)    Letter of Transmittal.
     (a)(3)    Form of Letter to Unitholders dated September 2, 1999
               (previously filed).
     (a)(4)    Letter, dated September 10, 1999, from ERP Operating
               Limited Partnership to the Unitholders of the Partnership
               (previously filed).
     (a)(5)    Supplement to Offer to Purchase, dated September 23, 1999.
     (a)(6)    Letter, dated September 23, 1999, from ERP Operating
               Limited Partnership to the Unitholders of the Partnership.
     (b)-(f)   Not Applicable.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 1999

                                          ERP Operating Limited Partnership

                                          By: Equity Residential Properties
                                           Trust, General Partner

                                              /s/ Bruce C. Strohm
                                          By: _________________________________

                                              Executive Vice President,
                                              General
                                          Its: ________________________________

                                              Counsel and Secretary
                                              _________________________________

                                 EXHIBIT INDEX

 Exhibit No.                          Description
 -----------                          -----------
 (a)(1)      Offer to Purchase, dated September 2, 1999 (previously
             filed).
 (a)(2)      Letter of Transmittal.
 (a)(3)      Form of Letter to Unitholders, dated September 2, 1999
             (previously filed).
 (a)(4)      Letter, dated September 10, 1999, from ERP Operating Limited
             Partnership to the Unitholders of the Partnership
             (previously filed).
 (a)(5)      Supplement to Offer to Purchase, dated September 23, 1999.
 (a)(6)      Letter, dated September 23, 1999, from ERP Operating Limited
             Partnership to the Unitholders of the Partnership.
 (b)-(f)     Not Applicable.